MFS® INVESTMENT MANAGEMENT
111 Huntington Avenue, Boston, Massachusetts 02199
Phone 617-954-5000

April 26, 2016

VIA EDGAR (as Correspondence)
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

RE:	Post-Effective Amendment No. 58 to Registration Statement on Form N-1A for MFS Variable Insurance Trust II (the "Trust") on behalf of MFS Money Market Portfolio ( to be renamed MFS U.S. Government Money Market Portfolio) (the "Fund") (File Nos. 2-83616 and 811-03732)

Ladies and Gentlemen:

On behalf of the Trust, this letter sets forth our responses to your comments of April 4, 2016, on the above-mentioned Post-Effective Amendment ("PEA"), filed with the Securities and Exchange Commission (the "SEC") on February 25, 2016. The PEA for the Trust was filed for the purpose of reflecting changes to the Fund's name and related investment strategies. Comments and responses apply to both the initial class and service class prospectus, unless otherwise indicated.

General Comments

1.	Comment:	Please file a letter with "Tandy" representations in connection with the comment process for the above-referenced PEA.

Response:	As requested, in connection with the filing of the above-referenced PEA, we acknowledge the following:

(i)	the comment process with the SEC or its staff, acting pursuant to delegated authority, does not foreclose the SEC from taking any action with respect to the filing;

(ii)
the comment process with the SEC or its staff, acting pursuant to delegated authority, does not relieve the Trust from the full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Securities and Exchange Commission
April 26, 2016

(iii)
the Trust may not assert the comment process with the SEC or its staff in connection with the preliminary filing as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

The Trust notes that, as indicated in the SEC's June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed.

2.	Comment:	Please confirm that all series and class identifiers will be updated on the EDGAR database for the Initial class and Service class shares of the Fund to reflect the new fund name before the PEA is effective.

Response:	We confirm that all series and class identifiers will be updated on the EDGAR database to reflect the Fund's new name before the PEA is effective.

3.	Comment:	Please consider adding Prepayment/Extension Risk and Repurchase Agreement Risk to the Fund's Prospectus.

Response:	We do not believe that prepayment/extension risk is a principal risk of investing in the Fund. Additionally, we believe the principal risks of investing in repurchase agreements are already covered by the current risk disclosure, particularly the disclosure included under the heading "Counterparty and Third Party Risk". Therefore, we respectfully decline to make any changes.

4.	Comment:	In light of IM Guidance Update No. 2014-01 "Risk Management in Changing Fixed Income Market Conditions" (January 2014), please review and consider the sufficiency of the Fund's Interest Rate, Credit, Redemption, and Liquidity Risk disclosure.

Response:	We have reviewed Staff Guidance No. 2014-01 and believe that the disclosure language included under "Interest Rate, Credit, Redemption, and Liquidity Risk" regarding the risk of investing in money market instruments is consistent with applicable SEC requirements.

Securities and Exchange Commission
April 26, 2016

5.	Comment:	Please consider moving the following sentence from under the "Interest Rate, Credit, Redemption, and Liquidity Risk" heading to a separate heading: "The value of a money market instrument can also decline in response to changes in the financial condition of the issuer or borrower, changes in specific market, economic, industry, political, regulatory, geopolitical, and other conditions that affect a particular type of instrument, issuer, or borrower, and changes in general market, economic, industry, political, regulatory, geopolitical, and other conditions."

Response:	We will delete the sentence described above and add the following:

Market Risk: Changes in specific market, economic, industry, political, regulatory, geopolitical, and other conditions that affect a particular type of instrument, issuer, or borrower, and changes in general market, economic, industry, political, regulatory, geopolitical, and other conditions can also cause the fund's share price to decrease to below $1.00.

If you have any questions concerning the foregoing, please call the undersigned at 617-954-5000.

Sincerely,

THOMAS H. CONNORS
Thomas H. Connors
Assistant Secretary